UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JULY 2, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ESSA Pharma Inc.

File No. 001-37410 - CF#32366

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ESSA Pharma Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Form 20-F filed on May 29, 2015, as amended.

Based on representations by ESSA Pharma Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.2   through April 7, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary